EXHIBIT A

TWO ROADS SHARED TRUST

CLASS A

 MASTER DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

As Amended:  December 6, 2013

Fund Name	Distribution Fee Rate	Shareholder Servicing Fee Rate
Belvedere Alternative Income Fund	0.25%	0.00%
LJM Preservation and Growth Fund	0.25%	0.00%
LJM Income Plus Fund	0.25%	0.00%
Anfield Universal Fixed Income Fund	0.25%	0.00%
Charioteer Mortgage Income Fund	0.25%	0.00%
Superfund Managed Futures Strategy Fund	0.25%	0.00%
West Shore Real Asset Income Fund	0.25%	0.15%
Larkin Point Equity Preservation Fund	0.25%	0.00%
Conductor Global Fund	0.25%	0.00%
Epicurus Mexico Fixed Income Local Currency Fund	0.25%	0.00%
Dynamic Total Return Fund	0.25%	0.00%